Filed by: Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Diamond Walnut Growers, Inc.
Filing: Registration Statement on Form S-4
Registration No. 333-123574

     On July 1, 2005, the members of Diamond Walnut Growers, Inc. approved the conversion of Diamond Walnut Growers, Inc. from a member-owned California agricultural cooperative association to a Delaware corporation, Diamond Foods, Inc. Diamond Foods, Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion. Members of Diamond Walnut Growers, Inc. are urged to read the registration statement and the accompanying documents. These documents contain important information about the conversion and are available for free on the SEC web site at www.sec.gov.

     On July 1, 2005, Diamond Walnut Growers, Inc. issued the following press release.

DIAMOND WALNUT GROWERS APPROVE CONVERSION

Cooperative Association to Convert into Stockholder-Owned Corporation Upon
Completion of Proposed Initial Public Offering

STOCKTON, Calif., July 1, 2005, Diamond Walnut Growers, Inc. today announced that its members have voted to approve a conversion of the agricultural cooperative into a stockholder-owned corporation upon successful completion of a proposed initial public offering. A majority of all voting interests approved the conversion, with more than 80 percent of the votes cast in favor of the conversion.

The conversion will be completed through the merger of Diamond Growers into its wholly owned subsidiary, Diamond Foods, Inc. simultaneously with the completion of an a proposed initial public offering of Diamond Foods common shares. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Diamond

Diamond is a branded food company specializing in processing, marketing and distributing culinary, snack, inshell and ingredient nuts under the Diamond of California and Emerald of California brands. Diamond’s products include walnuts, pine nuts, pecans, peanuts, macadamia nuts, hazelnuts, cashews, Brazil nuts and almonds.